                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)/1/

                          GST TELECOMMUNICATIONS INC.
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)
                  Common Shares, without nominal or par value
-------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)
                                    39573Q
             ----------------------------------------------------
                                (CUSIP Number)

Maria Gray, Esq.                                 John A. Maraia, Esq.
Orrick, Herrington & Sutcliffe                   Corporate Counsel
400 Sansome Street                               Legal Department
San Francisco, CA 94111                          Tomen America Inc.
(415) 773-5464                                   1285 Avenue of The Americas
                                                 New York, New York  10019
                                                 (212) 397-5734

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                              September 30, 1997
      -------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)


------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 39573Q                      13D                PAGE 2 OF 38 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tomen Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [X]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO  [_]
 5    ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            477,914

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,348,143
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             477,914

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,348,143
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,826,057

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.68%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 39573Q                      13D                PAGE 3 OF 38 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tomen America Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [X]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO  [_]
 5    ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,348,143
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,348,143
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,348,143

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.93%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 39573Q                      13D                PAGE 4 OF 38 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tomen Communication LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [X]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO  [_]
 5    ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            120,229
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            120,229
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        120,229

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       .05%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

          Tomen Corporation, Tomen America Inc. and TM Communications LLC hereby amend and restate in its entirety the single joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 3, 1994, amended and restated in Amendment No. 1 filed with the SEC on November 23, 1994, Amendment No. 2 filed with the SEC on May 2, 1995, and Amendment No. 3 filed with the SEC on May 24, 1996, with respect to the shares of Common Stock of GST Telecommunications Inc. (formerly known as "Greenstar Telecommunications Inc.") as follows:

ITEM 1.   SECURITY AND ISSUER
          -------------------

          This Statement relates to the Common Shares, without par value (the "Shares"), of GST Telecommunications Inc., a corporation organized under the laws of Canada and formerly known as Greenstar Telecommunications Inc. (the "Corporation"). The address of the principal executive office of the Corporation is 900-999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a, b, c and f) This Statement is being filed by (i) Tomen Corporation, a corporation organized under the laws of Japan ("Tomen"), the principal business of which is a general trading company (sogo shosha) involved in domestic and foreign trading of a wide range of products, including foodstuffs, apparel, housing, industrial plant, tankers, aircraft and minerals,
(ii) Tomen America Inc., a New York corporation ("Tomen America"), the principal business of which is to serve as the United States subsidiary of Tomen, carrying on the trading business as it relates to the United States, and (iii) TM Communications LLC, a Delaware limited liability company ("TMC"), the principal business of which is to participate in certain telecommunications projects. The principal office of Tomen is 14-27, Akasaka 2-chome, Minato-ku, Tokyo, Japan. The principal office of Tomen America and TMC is 1285 Avenue of The Americas, New York, New York 10019. Tomen America is a wholly-owned subsidiary of Tomen. TMC is owned 80% by Tomen America and 20% by Tomen. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of Tomen, Tomen America and TMC, and is incorporated herein by reference.

          (d and e) During the last five years, none of Tomen, Tomen America, TMC or any of the persons listed on Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Pursuant to a Greenstar Telecommunications Inc. Common Stock Purchase Agreement dated October 24, 1994 (the "GSI Purchase Agreement"), among the Corporation and Tomen America, the Corporation agreed to sell, and Tomen America agreed to purchase, certain units ("Units"), each consisting of one Share and a warrant to purchase one-half of a Share (a "Warrant"). Tomen America purchased 500,000 Units at $4.60 per Unit for an aggregate purchase price of U.S. $2,300,000. The Warrants issued on October 24, 1994 were exercised on October 23, 1996 at an exercise price of $5.52 per Share on the terms and conditions set forth in the GSI Purchase Agreement and the Warrant.

          The Corporation, Tomen and Tomen America amended the GSI Purchase Agreement on November 18, 1994, effective as of October 24, 1994, to provide for the purchase of 75% of the Shares and Warrants purchased thereunder by Tomen America and the purchase of 25% of such Shares and Warrants by Tomen, in the same aggregate amount, and on the terms and conditions set forth in the GSI Purchase Agreement, as amended.

          Pursuant to the GSI Purchase Agreement, as amended, the Corporation agreed to register the 500,000 Shares issued on October 24, 1994 and the Shares to be issued pursuant to the exercise of certain warrants and options, from time to time after April 23, 1995, subject to certain conditions set forth in the GSI Purchase Agreement, as amended, so that such Shares can be sold publicly in the United States.

          In addition, the Corporation agreed to cause GST Telecom Inc., a Delaware corporation ("GST") to invite a representative designated jointly by Tomen and Tomen America to attend all meetings of GST's Board of Directors in a nonvoting observer capacity, and to invite a representative designated by Tomen and Tomen America to attend all meetings of the Corporation's Board of Directors in a nonvoting observer capacity until such designee shall be appointed as a director of the Corporation, which the Corporation agreed would occur no later than February 28, 1995. The Corporation increased the size of its Board of Directors to accommodate the director designated by Tomen and Tomen America and subsequently appointed a designee of Tomen and Tomen Corporation to the Board.

          On April 26, 1995, pursuant to an option granted under the GSI Purchase Agreement, Tomen America purchased an additional 250,000 Units (consisting of 250,000 Shares and a Warrant to purchase 125,000 Shares) at $4.68 per Unit for an aggregate purchase price of U.S.$1,170,000. The Warrants issued on April 26, 1995 were exercised on April 25, 1997 at an exercise price of $5.616 per Share on the terms and conditions set forth in the GSI Purchase Agreement and Warrant W-5 and W-6.

          On September 15, 1995, Tomen America sold twenty-five percent (25%) of the Units purchased on April 26, 1995 from the Corporation to Tomen at $4.68 per Unit, for an aggregate purchase price of $292,500. As a result of this purchase and sale, Tomen America's Warrant for 125,000 Units was cancelled and replaced by a Warrant of Tomen to purchase 31,250 Shares, and a warrant of Tomen America to purchase 93,750 Shares. Copies of Warrant W-5 and W-6 are attached hereto as
Exhibit 8 and 9, respectively, and incorporated herein by reference.

          On May 24, 1996 the GSI Purchase Agreement was further amended by Amendment No. 2 which provides for the right to purchase by Tomen or an affiliate of Tomen, additional Shares and Warrants. A copy of Amendment No. 2 is attached hereto as Exhibit 10 and is incorporated herein by reference.

          On May 24, 1996, pursuant to rights granted under the GSI Purchase Agreement, as amended, Tomen purchased an additional 62,500 Units (consisting of 62,500 Shares and a Warrant to purchase 31,250 Shares), Tomen America purchased 187,500 Units (consisting of 187,500 Shares and a Warrant to purchase 93,750 Shares), and TMC purchased 74,074 Shares and a Warrant to purchase 46,155 Shares. The Warrants issued on May 24, 1996 are exercisable at any time before 5:00 p.m. Pacific Standard time on May 23, 1998 at an exercise price of $12.96 per Share on the terms and conditions set forth in the GSI Purchase Agreement, as amended, and the Warrants. Copies of Warrants W-7, W-8 and W-9 are attached hereto as Exhibits 11, 12 and 13 and incorporated herein by reference.

          On September 30, 1997, pursuant to rights granted under the GSI Purchase Agreement, as amended, Tomen purchased an additional 65,414 Units (consisting of 65,414 Shares and a Warrant to purchase 37,500 Shares), and Tomen America purchased 65,414 Units (consisting of 65,414 Shares and a Warrant to purchase 37,500 Shares). The Warrants issued on September 30, 1997 are exercisable at any time before 5:00 p.m. Pacific Standard time on September 29, 1999 at an exercise price of $12.61 per Share on the terms and conditions set forth in the GSI Purchase Agreement, as amended, and the Warrants. Copies of Warrants W-12 and W-13 are attached hereto as Exhibits 15 and 16 and incorporated herein by reference.

          The funds to acquire the Units under the GSI Purchase Agreement, as amended, were obtained in full from working capital. Tomen, Tomen America and TMC currently anticipate that future exercises of Warrants will also be funded from working capital.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Tomen, Tomen America and TMC currently intend to hold the Corporation's Shares for investment purposes. Neither Tomen, Tomen America nor TMC has any current intention to purchase additional Shares other than pursuant to the exercise of the Warrants.

          Other than as discussed herein, neither Tomen, Tomen America nor TMC has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Corporation or the disposition of securities of the Corporation; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (iv) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Corporation; (vi) any other material change in the Corporation's business or corporate structure; (vii) changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (viii) causing a class of the Corporation's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Corporation's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER
          --------------------------------

          (a) Tomen America may be deemed to be the beneficial owner of 1,348,143 Shares: (i) 375,000 Shares issued on October 24, 1994 pursuant to the GSI Purchase Agreement, as amended; (ii) 187,500 Shares issued on April 26, 1995 pursuant to an exercise of an option pursuant to such agreement; (iii) 261,574 Shares issued on May 24, 1996 pursuant to such agreement (comprised of 187,500 Shares issued to Tomen America and 74,074 Shares issued to TMC); (iv) 187,500 Shares issued upon exercise of Warrants received on October 24, 1994; (v) 93,750 Shares issued upon exercise of Warrants received on April 26, 1995; (vi) 139,905 Shares to be issued upon exercise of a Warrant received on May 24, 1996 (comprised of 93,750 Shares to be issued to Tomen America and 46,155 Shares to be issued to TMC); (vii) 65,414 Shares issued September 30, 1997 pursuant to the GSI Purchase Agreement, as amended; and (viii) 37,500 Shares to be issued upon exercise of a warrant received September 30, 1997. Such Shares constitute 4.93% of the outstanding Shares (based on information obtained from the Corporation), after giving effect to the issuance of the Shares and the Warrants pursuant to the GSI Purchase Agreement, as amended, and assuming no other change in the outstanding Shares.

          TMC may be deemed to be the beneficial owner of 120,229 Shares:
(i) 74,074 Shares issued on May 24, 1996 issued pursuant to the GSI Purchase Agreement as amended, and (ii) 46,155 Shares to be issued upon exercise of Warrants received on May 24, 1996.

          Tomen may be deemed to be the beneficial owner of 1,826,057 Shares:
(i) 500,000 Shares issued on October 24, 1994 pursuant to the GSI Purchase Agreement, as amended (comprised of 125,000 Shares issued directly to Tomen together with 375,000 Shares issued to Tomen America); (ii) 250,000 Shares issued on April 26, 1995 pursuant to an exercise of an option pursuant to such agreement (comprised of 187,500 Shares held by Tomen America and 62,500 Shares held by Tomen pursuant to the September 15, 1995 transfer); (iii) 324,074 Shares issued on May 24, 1996 pursuant to such agreement (comprised of 62,500 issued directly to Tomen, 187,500 Shares issued to Tomen America and 74,074 Shares issued to TMC); (iv) 250,000 Shares issued upon exercise of the Warrants received on October 24, 1994 (comprised of 62,500 Shares issued directly to Tomen and 187,500 Shares issued to Tomen America); (v) 125,000 Shares issued upon exercise of Warrants received on April 26, 1995 (comprised of 93,750 Shares issued to Tomen America and 31,250 Shares issued to Tomen pursuant to the September 14, 1995 transfer); (vi) 171,155 Shares to be issued upon exercise of Warrants received on May 24, 1996 (comprised of 31,250 Shares issuable directly to Tomen, 93,750 Shares issuable to Tomen America, and 46,155 Shares issuable to
TMC); (vii) 130,828 Shares issued in September 30, 1997 pursuant to the GSI Purchase Agreement, as amended (comprised of 65,414 Shares issued directly to Tomen and

65,414 Shares issued to Tomen America); and 75,000 Shares to be issued upon exercise of Warrants received on September 30, 1997 (comprised of 37,500 Shares issuable directly to Tomen and 37,500 Shares issuable to Tomen America). Such Shares constitute 6.68% of the outstanding Shares (based on information obtained from the Corporation), after giving effect to the issuance of the Shares and the Warrants pursuant to the GSI Purchase Agreement, as amended, and assuming no other change in the outstanding Shares.

          To the knowledge of Tomen, Tomen America and TMC none of the persons described on Exhibit 1 owns any of the Corporation's Shares.

          (b) By virtue of its direct ownership of all of the stock of Tomen America and indirect ownership of all of the interests of TMC, Tomen may be deemed to share with Tomen America and TMC, the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares owned by Tomen America and TMC.

          (c)       None in addition to the transactions described in Item 3.

          (d-e)     Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------------------------

          Except as described in Items 2, 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Corporation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          The following exhibits are incorporated herein by reference:

               1. Executive Officers and Directors of Tomen Corporation and Tomen America Inc. who are not Reporting Persons.

               2. Greenstar Telecommunications Inc. Common Stock Purchase Agreement dated October 24, 1994, between the Corporation and Tomen America. *

               3. Amendment No. 1 to Greenstar Telecommunications Inc. Common Stock Purchase Agreement.*

               4.   Tomen America Inc. Warrant to purchase 187,500 Shares. *

               5.   Tomen Corporation Warrant to purchase 62,500 Shares. *

               6. Joint Filing Agreement between Tomen Corporation and Tomen America Inc. *

               7.   Power of Attorney of Tomen Corporation. *

               8.   Tomen Corporation Warrant to purchase 31,250 Shares. *

               9.   Tomen America Warrant to purchase 93,750 Shares. *

               10. Amendment No. 2 to Greenstar Telecommunications Inc. Common Stock Purchase Agreement. *

               11.  Tomen Corporation Warrant to purchase 31,250 Shares. *

               12.  Tomen America Inc. Warrant to purchase 93,750 Shares. *

               13.  TM Communications LLC Warrant to purchase 46,155 Shares. *

               14. Joint Filing Agreement between Tomen Corporation, Tomen America Inc., and TM Communications LLC. *

               15.  Tomen Corporation Warrant to purchase 37,500 Shares.

               16.  Tomen America Inc. Warrant to purchase 37,500 Shares.

               17.  Power of Attorney of Tomen Corporation.

----------------
* Previously filed.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1997                TOMEN CORPORATION



                                       By                *
                                         ---------------------------------
                                         Name:   Morihiko Tashiro
                                         Title:  Managing Director
                                                 Electronics &
                                                 Telecommunications Division

                                       TOMEN AMERICA INC.



                                       By   /s/ Daizo Nakano
                                          --------------------------------
                                          Name:  Daizo Nakano
                                          Title: Vice President



                                       TM COMMUNICATIONS LLC



                                       By   /s/ Daizo Nakano
                                          --------------------------------
                                          Name:  Daizo Nakano
                                          Title: Manager



*By:   /s/ Daizo Nakano
     -----------------------------
      Daizo Nakano,
      Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

                                                           Exhibit Sequentially
                                                               Numbered Page
                                                           --------------------

1.   Executive Officers and Directors of Tomen
     Corporation and Tomen America Inc. who are not Reporting Persons.
2.   Greenstar Telecommunications Inc. Common Stock
     Purchase Agreement dated October 24, 1994, between the Corporation and Tomen America.*
3.   Amendment No. 1 to Greenstar Telecommunications Inc.
     Common Stock Purchase Agreement. *
4.   Tomen America Inc. Warrant to purchase 187,500
     Shares. *
5.   Tomen Corporation Warrant to purchase 62,500
     Shares. *
6.   Joint Filing Agreement between Tomen Corporation and
     Tomen America Inc.*
7.   Power of Attorney of Tomen Corporation. *
8.   Tomen Corporation Warrant to purchase 31,250 Shares.*
9.   Tomen America Warrant to purchase 93,750 Shares. *
10.  Amendment No. 2 to Greenstar Telecommunications Inc.
     Common Stock Purchase Agreement. *
11.  Tomen Corporation Warrant to purchase 31,250
     Shares. *
12.  Tomen America Inc. Warrant to purchase 93,750
     Shares. *
13.  TM Communications LLC Warrant to purchase 46,155
     Shares. *
14.  Joint Filing Agreement between Tomen Corporation,
     Tomen America Inc., and TM Communications LLC. *
15.  Tomen Corporation Warrant to purchase 37,500 Shares.
16.  Tomen America Inc. Warrant to purchase 37,500 Shares.
17.  Power of Attorney of Tomen Corporation.